FORM 12b-25

             Notification of Late Filing
               SEC File Number: 000-55484
               CUSIP Number:   --
(Check One)

[ XX  ]  Form 10-K
[     ]  Form 20-F
[     ]  Form 10-Q
[     ]  Form N-SAR


For Period Ended:  December 31, 2016
[  ]  Transition Report on Form 10-K
[  ]  Transition Report on Form 20-F
[  ]  Transition Report on Form 11-K
[  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form N-SAR

For the Transition Period Ended:
________________________________________________
Read Attached Instruction Sheet Before Preparing Form.
Please Print or Type.

Nothing in this Form shall be construed to imply
that the Commission has verified any information
contained herein.
_____________________________________________

If the notification relates to a portion of the
filing checked above, identify the Item(s) to which
the notification relates:
_____________________________________________

PART I -- REGISTRANT INFORMATION

Full Name of Registrant: UNITED ENERGIES
			DEVELOPMENT CORPORATION

Address of Principal

   Executive Office: 9454 Wilshire Blvd. #612
			Beverly Hills, CA 90212
    Telephone:       310-888-1870

        _________________________________

PART II -- RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

                     (Check box if appropriate):

x    (a)  The reason described in reasonable detail in
          Part III of this form could not be eliminated without unreasonable effort or expense;

X    (b)  The subject annual report, semi-annual report,
          transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c)  The accountant's statement or other exhibit
          required by Rule 12b-25(c) has been attached if
          applicable.
___________________________________________________

PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.


  The Company needs additional time to complete its reporting.

______________________________________________________

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.


Lee Cassidy			949-673-4510
_____________________      _________________________
Name                        (Area Code) (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities and Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

               ( X ) Yes    (  ) No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

               (  ) Yes    (X) No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


         UNITED ENERGIES DEVELOPMENT CORPORATION

             _________________________________
       (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  March 26, 2017     By:  /s/ Lee Cassidy